The Pennant 504 Fund
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

November 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore

Re:
Request for Acceleration of the Effective Date of The Pennant 504 Fund’s Pre-Effective Amendment No. 4 Under the Securities Act of 1933 and Amendment No. 4 Under the Investment Company Act of 1940 Filed on November 26, 2013 (File Nos. 333-190432 and 811-22875)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 A.M., Eastern Time, Wednesday, November 27, 2013, or as soon thereafter as practicable.

Very truly yours,

The Pennant 504 Fund

/s/ Mark A. Elste

By:	Mark A. Elste
Title:	Chairman, President and Principal Executive Officer

Sandler O’Neill & Partners, L.P.
1251 Avenue of the Americas, 6th Floor
New York, NY 10020

November 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore

Re:
Request for Acceleration of the Effective Date of The Pennant 504 Fund’s Pre-Effective Amendment No. 4 Under the Securities Act of 1933 and Amendment No. 4 Under the Investment Company Act of 1940 Filed on November 26, 2013 (File Nos. 333-190432 and 811-22875)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request, in our capacity as distributor of The Pennant 504 Fund, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 A.M., Eastern Time, Wednesday, November 27, 2013, or as soon thereafter as practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners Corp.,
its sole general partner

By:	/s/ Christopher S. Hooper

Name:	Christopher S. Hooper
Title:	An Officer of the Corporation